

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 16, 2009

<u>Via U.S. Mail</u>

Mr. Rauno Perttu
Chief Executive Officer
Aultra Gold, Inc.
120 North 5th Street
PO Box 1049
Jacksonville, OR 97530

> **Re:    Aultra Gold, Inc.**
> **Preliminary Schedule 14C**
> **Filed September 24, 2009**
> **File No. 0-52689**

Dear Mr. Perttu:

　　　We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director